September 5, 2025

Dr. Avi S. Katz
Chief Executive Officer and Chairman
GigCapital8 Corp.
1731 Embarcadero Rd., Suite 200
Palo Alto, CA 94303

       Re: GigCapital8 Corp.
           Registration Statement on Form S-1
           Filed August 11, 2025
           File No. 333-289479
Dear Dr. Avi S. Katz:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed August 11, 2025
Cover Page

1. We note your disclosure on the cover page and page 216 that there is no deferred underwriting commission payable to the underwriters. Please revise as appropriate to reconcile your disclosures on pages 57, 83 and elsewhere indicating that the underwriters are entitled to receive deferred underwriting commissions. Summary, page 3

2. We note the tables on pages 15 and 30 that contain disclosures required by Item
       1602(b)(6) of Regulation S-K. To the extent you intend to retain both tables, please revise to eliminate inconsistencies between the tables.
 September 5, 2025
Page 2
Business Strategy, page 4

3. Please revise your discussion of your management's track record and experience on page 5, and elsewhere as appropriate, to clarify that certain subsidiaries of UpHealth,
       Inc. filed for bankruptcy and that Lightning eMotors' assets were sold pursuant to receivership.
Initial Business Combination, page 21

4. Where you discuss having until 24 months from the closing of this offering to consummate an initial business combination on page 22, or elsewhere in the Summary as appropriate, please expand to describe your plans in the event that you do not consummate a de-SPAC transaction within this time period, including whether, and if so, how, you may extend the time period; any limitations on extensions, including the number of times; the consequences to your sponsor of not completing an extension of this time period; and whether security holders will have voting or redemption rights with respect to such an extension. See Item 1602(b)(4) of Regulation
S-K.
Conflicts of Interest, page 47

5. Please expand your disclosure to also describe conflicts of interest relating to payments to your sponsor, officers and directors, or their affiliates for any services they render prior to or in order to effectuate the consummation of your initial business combination, as referenced on pages 37-38. See Item 1602(b)(7) of Regulation S-K.
Risk Relating to Our Management Team, page 87

6. We note the disclosure on page 20 and elsewhere that in order to facilitate your initial business combination, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement units or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise. Address the consequences of such removal to the company's ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.
Management
Conflicts of Interest, page 173

7. Please revise to clarify the terms and nature of the written agreement with each of your officers and directors that you discuss in the final paragraph of page 174. In this regard, we note your disclosure that the agreement requires each of your officers and directors to present to you, prior to presentation to any other entity, any suitable business opportunity. However, this appears inconsistent with your disclosures elsewhere. As non-exclusive examples, we note your disclosure on page 23, where you state that your officers and directors may be required to present a business opportunity to other entities prior to presenting such business opportunity to you; we
 September 5, 2025
Page 3

       also note your disclosure on page 47, where you discuss your waiver of the corporate opportunity doctrine. Please also file the written agreement as an exhibit, as required by Item 601(b)(10) of Regulation S-K.
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-9

8. Please tell us how you have complied with the reportable segment disclosure requirements pursuant to ASU 2023-07, or revise accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Elena Nrtina, Esq.